UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Approach Resources Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

03834A103

(CUSIP Number)

N/A

(Date of Event with Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03834A103

1.	NAMES OF REPORTING PERSONS Amistad Energy Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,390,265
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,390,265
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,390,265
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.65% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	Based on 94,486,849 shares outstanding as of July 30, 2018.

CUSIP NO. 03834A103

1.	NAMES OF REPORTING PERSONS (A) Kayne Anderson Energy Fund VII, L.P. (B) Kayne Anderson Capital Advisors, L.P. (C) Richard Kayne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION (A) Is a Delaware limited partnership (B) Is a California limited partnership (C) USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,390,265
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,390,265
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,390,265
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.65% (1)
12.	TYPE OF REPORTING PERSON (A) PN (B) IA (C) IN

(1)	Based on 94,486,849 shares outstanding as of July 30, 2018.

CUSIP NO. 03834A103

Item 1.

(a)	Name of Issuer:

Approach Resources Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

One Ridgmar Centre

6500 West Freeway, Suite 800

Fort Worth, Texas 76116

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are: Kayne Anderson Energy Fund VII, L.P., a Delaware limited partnership (“KAEF VII”), Amistad Energy Partners, LLC, a Delaware limited liability company (“Amistad”), Kayne Anderson Capital Advisors, L.P., a California limited partnership (“KACALP”), and Richard A, Kayne, an individual (“Mr. Kayne”, and collectively with KAEF VII, Amistad and KACALP, the “Reporting Persons”). Amistad is a portfolio company of KAEF VII, therefore KAEF VII and Amistad may each be deemed to beneficially own the Common Stock owned by Amistad. KAEF VII owns 98.7% of the member interests of Amistad and controls the board of Amistad.

KACALP is the managing member of the general partner of KAEF VII. Richard A. Kayne is the controlling shareholder of Kayne Anderson Investment Management, Inc., the general partner of KACALP. Mr. Kayne is also a limited partner of KAEF VII. KACALP disclaims beneficial ownership of the securities owned by Amistad in excess of its pecuniary interest therein and this statement shall not be deemed an admission that KACALP is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in KAEF VII LP and his indirect interest in the interest of KACALP in KAEF VII.

(b)	Address of Principal Business Office or, if None, Residence:

The principal office and business address of KAEF VII, KACALP and Mr. Kayne is 1800 Avenue of the Stars, Third Floor, Los Angeles, CA 90067.

The principal office and business address of Amistad is 21555 Provincial Blvd, Suite B Katy, TX 77450.

(c)	Citizenship:

KAEF VII is a Delaware limited partnership.

KACALP is a California limited partnership.

Mr. Kayne is a United States citizen.

Amistad is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 (the “Common Stock”).

(e)	CUSIP Number:

03834A103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Kayne Anderson is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 03834A103

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

The information regarding ownership set forth in Items 5-9 of each cover page is hereby incorporated herein by reference.

	(b)	Percentage of Class:

The information regarding ownership set forth in Item 11 of each cover page is hereby incorporated herein by reference.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

The information regarding ownership set forth in Items 5-9 of each cover page is hereby incorporated herein by reference.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

The information regarding ownership set forth in Items 5-9 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities. Accordingly, this Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

CUSIP NO. 03834A103

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 03834A103

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2018

Kayne Anderson Capital Advisors, L.P.

By:	Kayne Anderson Investment Management, Inc.

By:	/s/ Michael O’Neill
Name:	Michael O’Neill
Title:	Chief Compliance Officer

Kayne Anderson Energy Fund VII, L.P.

By:	/s/ Michael O’Neill
Name:	Michael O’Neill
Title:	Chief Compliance Officer

Amistad Energy Partners, LLC

By:	/s/ Bryant Chapman
Name:	Bryant Chapman
Title:	President & CEO

/s/ Richard A Kayne
Richard A. Kayne

EXHIBIT NO.	DESCRIPTION

Exhibit 1*	Joint Filing Agreement by and among the Reporting Persons, dated as of February 14, 2018.

*	Previously filed on the Schedule 13G filed by the Reporting Persons on February 14, 2018.